February 24, 2009
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: Christine Allen

Re:	Alnylam Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 000-50743
Ladies and Gentlemen:
On behalf of Alnylam Pharmaceuticals, Inc. (the “Company”), I am writing in response to comments contained in the letter dated February 20, 2009 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John M. Maraganore, the Company’s Chief Executive Officer. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Intellectual Property Related to Fundamental Aspects and Uses of siRNA and RNAi related Mechanisms, page 18
1.	In response to our previous comment 3, you state that you will include the expiration dates of patents material to your business in future filings. Please respond with the disclosure relating to these patents that you propose to include in future filings.
Response:	In response to previous comment 3, the Company intends to include a revised table, including a column with expiration dates, and revised disclosure substantially similar to that set forth below in its Form 10-K for the year ended December 31, 2008:
“Intellectual Property Related to Fundamental Aspects and Uses of siRNA and RNAi-related Mechanisms
In this category, we include United States and foreign patents and patent applications that claim key aspects of siRNA architecture and RNAi-related mechanisms. Specifically included are patents and patent applications covering targeted cleavage of mRNA directed by RNA-like oligonucleotides, double-stranded RNAs of particular lengths and particular structural features,

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February 24, 2009

such as blunt and/or overhanging ends. Our strategy has been to secure exclusive rights where possible and appropriate to key patents and patent applications we believe cover fundamental aspects of RNAi. The following table lists patents and/or patent applications to which we have secured rights that we regard as being fundamental for the use of siRNAs as therapeutics.

Licensor/Patent		First Priority		Status
Owner	Subject Matter	Date	Inventors	Patent Number	Expiration Date*	Alnylam Rights
Isis	Inactivation of target mRNA	6/6/1996 and 6/6/1997	S. Crooke	U.S. 5,898,031, U.S. 6,107,094 & U.S. 7,432,250	06/06/2016	Exclusive rights for therapeutic purposes related to siRNAs**

				EP 0928290	06/06/2017

Additional applications pending in the U.S. and several foreign jurisdictions

Carnegie Institution of Washington	Double-stranded RNAs to induce RNAi	12/23/1997	A. Fire, C. Mello	U.S. 6,506,559	12/18/2018	Non-exclusive rights for therapeutic purposes
Additional applications pending in the U.S. and several foreign jurisdictions

Medical College of Georgia Research Institute, Inc.	Methods for inhibiting gene expression using double-stranded RNA	1/28/1999	Y. Li, M, Farrell, M. Kirby	AU 776150 (Australia)	1/28/2020	Exclusive rights
Additional applications pending in the U.S., Europe and Canada

Alnylam	Small double- stranded RNAs as therapeutic products	1/30/1999	R. Kreutzer, S. Limmer	EP 1214945 (revoked/to be appealed) & EP 1550719, CA 2359180 (Canada), AU 778474 (Australia), ZA 2001/5909 (South Africa) DE 20023125 U1, DE 10066235 & DE 10080167 (Germany)	01/29/2020	Owned

Additional applications pending in the U.S. and several foreign jurisdictions

Alnylam	Composition and methods for inhibiting a target nucleic acid with double-stranded RNA	4/21/1999	C. Pachuk, C. Satishchandran	AU 781598 (Australia)	4/19/2020	Owned
Additional applications pending in the U.S. and many other additional countries worldwide

Cancer Research Technology Limited	RNAi uses in mammalian oocytes, preimplantation embryos and somatic cells	11/19/1999	M. Zernicka-Goetz, M.J. Evans, D.M. Glover	EP 1230375 (revoked/to be appealed), SG 89569 (Singapore), AU 774285 (Australia)	11/17/2020	Exclusive rights for therapeutic purposes

Additional applications pending in the U.S. and several foreign jurisdictions

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February 24, 2009

Licensor/Patent		First Priority		Status
Owner	Subject Matter	Date	Inventors	Patent Number	Expiration Date*	Alnylam Rights
Massachusetts Institute of Technology, Whitehead Institute, Max Planck Gesellschaft***	Mediation of RNAi by small RNAs 21-23 base pairs long	3/30/2000	D.P. Bartel, P.A. Sharp, T. Tuschl, P.D. Zamore	AU 2001249622 (Australia)	03/30/2020	Non-exclusive rights for therapeutic purposes***
Additional applications pending in the U.S. and many other additional countries worldwide

Max Planck Gesellschaft	Synthetic and chemically modified siRNAs as therapeutic products	12/01/2000, 04/24/2004 and 04/27/2004	T. Tuschl, S. Elbashir, W. Lendeckel	U.S. 7,056,704 & U.S. 7,078,196, EP 1407044, AU 2002235744 (Australia), ZA 2003/3929 (South Africa), SG 96891 (Singapore), NZ 52588 (New Zealand), JP 4 095 895, RU 2322500 (Russia)	11/29/2021	Exclusive rights for therapeutic purposes
Additional applications pending in the U.S. and many other countries worldwide

Alnylam	Methods for inhibiting a target nucleic acid via the introduction of a vector encoding a double-stranded RNA	1/31/2001	T. Giordano, C. Pachuk, C. Satishchandran	AU 785395 (Australia)	1/31/2021	Owned

Additional applications pending in the U.S., Australia and Canada

Cold Spring Harbor Laboratory	RNAi uses in mammalian cells	3/16/2001	D. Beach, G. Hannon	Pending in the U.S. and many countries worldwide		Non-exclusive rights for therapeutic purposes

Stanford University	RNAi uses in vivo in mammalian liver	7/23/2001	M.A. Kay, A.P. McCaffrey	AU 2002326410 (Australia)	7/23/2021	Exclusive rights for therapeutic purposes
Additional applications pending in the U.S. and many other countries worldwide

*	For applications filed after June 7, 1995, the patent term generally is 20 years from the earliest application filing date. However, under the Drug Price Competition and Patent Term Extension Act of 1984, known as the Hatch-Waxman Act, we may be able to apply for patent term extensions for our U.S. patents. We cannot predict whether or not any patent term extensions will be granted or the length of any patent term extension that might be granted.

**	We hold co-exclusive therapeutic rights with Isis. However, Isis has agreed not to license such rights to any third party, except in the context of a collaboration in which Isis plays an active role.

***	We hold exclusive rights to the interest owned by three co-owners. A separate entity, the University of Massachusetts, has licensed its purported interest separately to third parties.
Intellectual Property Related to Chemical Modifications
Our collaboration and license agreement with Isis provides us with rights to practice the inventions covered by over 200 issued patents worldwide, as well as rights based on future chemistry patent applications through March 2009. These patents will expire both in and outside the United States generally between 2009 and 2029, subject to any potential patent term

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February 24, 2009

extensions and/or supplemental protection certificates extending such term extensions in countries where such extensions may become available. These inventions cover chemical modifications we may wish to incorporate into our RNAi therapeutic products. Under the terms of our license agreement, Isis agreed not to grant licenses under these patents to any other organization for dsRNA products designed to work through an RNAi mechanism, except in the context of a collaboration in which Isis plays an active role.
Intellectual Property Related to siRNAs Directed to Specific Targets
We have filed a number of patent applications claiming specific siRNAs directed to various gene targets that correlate to specific diseases. While there may be a significant number of competing applications filed by other organizations claiming siRNAs to treat the same gene target, we were among the first companies to focus and file on RNAi therapeutics, and thus, we believe that a number of our patent applications may predate competing applications that others may have filed. Reflecting this, in August 2005, the EPO granted a broad patent, which we call the Kreutzer-Limmer II patent, with 103 allowed claims on therapeutic compositions, methods and uses comprising siRNAs that are complementary to mRNA sequences in over 125 disease target genes. The Kreutzer-Limmer II patent will expire on January 9, 2022, subject to any potential patent term extensions and/or supplemental protection certificates extending such term extensions in countries where such extensions may become available. Some of these claimed gene targets are being pursued by our development and pre-clinical programs, such as those expressed by viral pathogens including RSV and influenza virus. In addition, the claimed targets include oncogenes, cytokines, cell adhesion receptors, angiogenesis targets, apoptosis and cell cycle targets, and additional viral disease targets, such as hepatitis C virus and HIV. The Kreutzer-Limmer II patent series is pending in the United States and many foreign countries.”
Material Agreements
2.	We note your response that you analyzed each agreement for materiality and that you determined that the agreements are not material, and thus do not need to be filed as exhibits as required by Item 601(b)(10) of Regulation S-K. Please provide us a comprehensive analysis, including any relevant facts and circumstances you considered, that led to your conclusions that these agreements are not material.
Response:	Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.”

The Company has concluded that its license agreements with Tekmira Pharmaceuticals Corporation (“Tekmira”) and the Massachusetts Institute of Technology (“MIT”) were made in the ordinary course of the

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February 24, 2009

Company’s business and that its business is not substantially dependent on either agreement.

Patent protection is critical to success in the research-based biotechnology industry. Accordingly, license agreements are very much a part of the ordinary course of business in the industry. In addition, as disclosed in its periodic filings, including Forms 10-K and 10-Q, part of the Company’s strategy is to identify and acquire rights to drug delivery technology for its RNAi therapeutic candidates. As part of this strategy, the Company has entered into, and intends to continue to enter into, agreements with respect to delivery technology. The license agreements with Tekmira and MIT, pursuant to which the Company has in-licensed delivery technology, are part of this ordinary course business strategy.

In considering the materiality of license agreements for purposes of the exhibit requirements under Item 601(b)(10)(ii)(B), the Company considers the following factors:
•	The impact to the Company’s business (including the freedom to develop and commercialize RNAi therapeutics and the cost impact) in the event the license was not available;

•	The applicability of the technology to the Company’s drug development platform and/or drug development strategy;

•	The stage of development and value of the therapeutic(s) for which the technology is relevant and the importance of such technology to the successful development and commercialization of such therapeutics; and

•	The amount and timing of payments under the license agreement.
By definition, the exhibit requirements under Item 601(b)(10)(ii)(B) do not apply to licenses upon which the Company’s business is not substantially dependent. The Company acknowledges that its business is substantially dependent on licenses to fundamental patents applicable to all siRNAs and to certain chemistry patents broadly applicable to siRNAs. However, the Company does not currently believe its business is substantially dependent on licenses to technology, such as the delivery technology in-licensed from Tekmira and MIT, that is not broadly applicable to siRNAs.

The Company believes it will likely be required to employ a different delivery technology for each RNAi therapeutic candidate that it develops. For example, while the Company is currently using the liposomal delivery technology licensed under the Tekmira agreement in its Phase I ALN-VSP product candidate, it will not use such technology with its lead product,

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February 24, 2009

ALN-RSV. Furthermore, the Company does not yet know whether it will successfully develop any therapies incorporating the technology licensed under the Tekmira or MIT license agreement. Examples of other drug delivery technologies that the Company will likely consider utilizing include (i) polymers, (ii) cholesterol conjugates, (iii) carbohydrate conjugates, (iv) antibodies and (v) peptides or other proteins.

The annual payments that the Company made to each of Tekmira and MIT represented less than 2% of the Company’s total operating expenses in 2007 and 2008. Until the Company is required to pay milestones or royalties, as described below, its annual payment obligations under the agreements will not increase.

Under the Tekmira agreement, the Company will be required to make development milestone payments totaling up to $10.0 million, sales milestone payments totaling up to $6.0 million and royalty payments on sales, if any, of products using the licensed technology. Under the MIT agreement, the Company will be required to make development milestone payments totaling up to $1.25 million and to pay royalties on sales, if any, of products using the licensed technology. The Company expects that, if and when it is required to make milestone or royalty payments under either the Tekmira or MIT agreement, such payments will not represent a material percentage of its operating expenses or cash, cash equivalents and marketable securities. Accordingly, the Company does not believe that the payment of development or sales milestones will be material to its results of operations or financial condition, especially when considering that the payment of development milestones would indicate positive developments that could lead to additional revenue.

The Company expects to explore numerous delivery technologies as it builds its product pipeline and as drug delivery technologies evolve and also expects to continue to enter into drug delivery license agreements in the ordinary course of its business. The Company believes it is unlikely that any such technology will be broadly applicable to RNAi therapeutics and, therefore, does not currently anticipate that its business will be substantially dependent on any license for delivery technology. However, the Company will assess the materiality of each such license upon signing and will periodically reassess the materiality of each such license as its pipeline matures and its business changes to determine whether it is becoming reliant on any particular technology or whether any such license is otherwise required to be filed as an exhibit pursuant to the requirements set forth in Item 601(b)(10).

Securities and Exchange Commission
February 24, 2009

Roche Alliance
3.	We acknowledge your response to our comment four. Based on your response, it appears that you do not intend to recognize revenue for an achieved substantive milestone over the term of the agreement but rather you intend to recognize it over the remaining term of the agreement. This accounting treatment results in revenue being recognized heavily on the back-end of the agreement and does not reflect that a portion of the revenue relates to services performed before the milestone is achieved. Please tell us why you believe your intended accounting treatment is appropriate under GAAP.
Response:	In response to the Staff’s comment, while the Company believes that its previously disclosed approach to account for substantive milestones is a conservative approach, in light of the Staff’s comment, the Company has reassessed its substantive milestone recognition policy and concluded that substantive milestones will be included in the Company’s revenue models when they are achieved and recognized as revenue over the contracts’ entire performance period. To date, the Company has not achieved any substantive milestones under its collaboration agreements. The Company intends to revise its disclosure regarding its policy relating to the recognition of substantive milestones under the Roche and other collaborations in its Form 10-K for the year ended December 31, 2008.

For collaborations in which the level of effort cannot be estimated, the Company will recognize revenue as described in the revised disclosure for the Roche collaboration set forth below:
“As future substantive milestones are achieved, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized as revenue upon achievement of such milestone. The remaining portion of the milestone will be recognized over the remaining performance period on a straight-line basis.”
With respect to collaborations, such as the Novartis agreement, for which revenue is recognized using a proportional performance model, the Company intends to include in its future filings disclosure substantially similar to that set forth below:
“As future substantive milestones are achieved, and to the extent they are within the period of performance, milestone payments will be recognized as revenue on a proportional performance basis over the contract’s entire performance period, starting with the contract’s commencement. A portion of the milestone payment, equal to the percentage of total performance completed when the milestone is achieved, multiplied by the milestone payment, will be recognized as

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February 24, 2009

revenue upon achievement of the milestone. The remaining portion of the milestone will be recognized over the remaining performance period under the proportional performance method.”
* * *
If you require additional information, please telephone either the undersigned at (617) 551-8200, or Lia Der Marderosian of WilmerHale, the Company’s outside counsel, at (617) 526-6000.
Very truly yours,

/s/ Patricia L. Allen
Patricia L. Allen
Vice President of Finance and Treasurer

cc:	Philip T. Chase, Esq. Lia Der Marderosian, Esq.